EXHIBIT (a)(4)

FOUNDRY NETWORKS, INC.
2100 Gold Street, P.O. Box 649100
San Jose, California 95164-9100
408 586-1700
fax 408 586-1900
www.foundrynetworks.com

August 21, 2002

TO EMPLOYEES HOLDING OPTIONS TO PURCHASE
COMMON STOCK UNDER THE 1996 STOCK PLAN:

All Employees:

As you all know, Foundry’s stock price has been a roller-coaster ride over the last three years and many of the stock options issued to employees over that time are “underwater” today as their exercise price is above the current market price. Foundry management recognizes that many of these “underwater” options are not providing the incentive Foundry intended. As a result, our Board of Directors has approved management’s proposal to implement a share exchange program.

The purpose of this letter is to announce Foundry’s Stock Option Exchange Program and provide you with information regarding the program. This is basically an opportunity for employees to return their “underwater” stock options (those with an exercise price above the market price) to the company in return for new stock options, which will be granted at market prices in the future. Let me explain.

Foundry will offer to exchange your outstanding stock options under the 1996 Stock Plan for new options that we will grant under the 1996 Stock Plan. You may tender (i.e., surrender for exchange) any of the eligible options you hold to us for new options. You also have the right to choose not to tender any of your option grants. For every two (2) shares you tender, the company will issue you a new option grant for one (1) share, essentially providing a 50% match, as adjusted for any stock splits, stock dividends and similar events.

The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the closing price per share of our common stock on the Nasdaq National Market on the date of grant. As this date is in the future, we cannot predict the exercise price of the new options. Each new option granted pursuant to this offer will vest over three years with a six-month cliff, meaning  1/6of the shares will vest 6 months after the new grant date and the remaining shares will vest  1/36th per month for the remaining 30 months.

SEC regulations require that we provide you at least 20 business days to make an election to participate. At the end of the 20 business days, we will close the election period and the tendered options that we accept will be canceled. Accounting regulations require us to wait a minimum of six months and one day from the cancellation date before we grant the new options. According to our current schedule, the offer period will close on September 19, 2002 and we expect to cancel options on or about September 20, 2002. Accordingly, we expect to grant new options on or about March 21, 2003.

You must be an employee of Foundry or one of our subsidiaries continuously from the date you tender options through the date we grant the new options in order to receive new options. If for any reason you are not employed by us continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender

Management or the board of directors make no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

The offer is being made under the terms and subject to the conditions of an “Offer to Exchange” document and related Letter of Transmittal and Notice to Withdraw Tender, which are all enclosed with this letter. You should carefully read the entire Offer to Exchange, Letter of Transmittal and Notice to Withdraw Tender before you decide whether to tender any of your options. A tender of options involves risks which are discussed in the Offer to Exchange and other documents referenced in the Offer to Exchange. To tender options, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter before the expiration date of the offer to exchange. The offer to exchange is currently scheduled to expire at 8:00 p.m., California time, on September 19, 2002.

We are adopting this program with the expectation that it will appropriately align employee incentives with Foundry’s overall objective to increase shareholder value. We look forward to our continued success and appreciate your efforts to make Foundry an industry leader.

If you have any questions about the offer, please ask me, or Jeff Davitt, and we will be happy to answer them.

/s/    MICHAEL R. IBURG
Treasurer

Foundry Networks

Enclosures

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